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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               BADGER METER, INC.
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                                (Name of Issuer)


                          Common Stock $1.00 Par Value
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                         (Title of Class of Securities)


                                  056525-10-8
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                                 (CUSIP Number)


        Richard A. Meeusen, Badger Meter, Inc. 4545 W. Brown Deer Road,
                       Milwaukee, WI 53223 (414) 355-0400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 1, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES

                                  SCHEDULE 13D

CUSIP NO. 056525-10-8                                         PAGE 2 OF 5 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Richard A. Meeusen
    ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    10,239
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    393,782(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    12,257
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     404,021
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.0%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The reported shares include 354,880 shares of Class B Common stock (which is convertible into shares of Common stock on a one-for-one basis) and 38,902 shares of Common stock.

Item 1.   Security and Issuer

     Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
     Corporate headquarters:        Badger Meter, Inc.
                                    4545 W. Brown Deer Road
                                    Milwaukee, WI  53223-0099

Item 2.    Identity and Background

      a) Name of reporting person:          Richard A. Meeusen

      b) Business address:                  4545 W. Brown Deer Road
                                            Milwaukee, WI, 53223-0099

      c) Principal occupation and name, principal business and address of employer:

         Mr. Meeusen is Vice President - Finance, Treasurer and Chief Financial Officer of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

      d) During the last five years, Mr. Meeusen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e) During the last five years, Mr. Meeusen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f) Citizenship:  Mr. Meeusen is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

         With regard to 354,880 shares of Badger Meter Class B Common Stock and 38,902 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time subject to the terms of the Badger Meter Officers' Voting Trust.

         The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-nine officers have purchased Company stock using this credit facility.

Item 4.    Purpose of Transaction

         Effective March 1, 1999, Mr. Meeusen is the beneficial owner in terms of voting power, pursuant to Rule 13-d-3, of 354,880 shares of Badger Meter Class B Common Stock, $.10 par value and 38,902 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust, and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

         Mr. Meeusen has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

Item 5.    Interest in Securities of the Issuer

      a) Aggregate Number of Shares:  404,021 shares.
         Percentage of Class:  11.0%.
         Badger Meter, Inc. shares outstanding at March 1, 1999:
                  Common:        2,587,164
                  Class B:       1,081,846

      b) On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B Common Stock have 10 votes per share. Therefore, as of March 1, 1999, Mr. Meeusen is deemed to beneficially own 26.8% of the total voting power of shares of Badger Meter, Inc.

         Number of shares as to which there is sole power to vote or to direct the vote: 10,239 shares. This includes stock options for 10,000 shares of Common Stock which could be exercised within 60 days of this filing.

         Number of shares as to which there is shared power to vote or to direct the vote: 393,782 shares which consists of 354,880 shares of Class B Common Stock and 38,902 shares of Common Stock.

         Number of shares as to which there is sole power to dispose or to direct the disposition: 12,256 shares.

         Number of shares as to which there is shared power to dispose or to direct the disposition: None.

In addition to Mr. Meeusen, the other voting co-trustees of Badger Meter, Inc. Common Stock in the Badger Meter Officers' Voting Trust are:

Mr. James L. Forbes, President & CEO                 Mr. Ronald H. Dix, VP Admin. & HR
Badger Meter, Inc.                                   Badger Meter, Inc.
4545 W. Brown Deer Road                              4545 W. Brown Deer Road
Milwaukee, WI  53223-0099                            Milwaukee, WI  53223-0099
Manufacturer of flow measurement and                 Manufacturer of flow measurement and
control products                                     control products.

      c) Effective March 1, 1999, Mr. Meeusen was appointed a co-trustee of the Badger Meter Officers' Voting Trust.

      d) The Badger Meter Officers' Voting Trust holds 354,880 shares of Class B Common Stock and 38,902 shares of Common Stock for the benefit of up to 29 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The shares reported in Item 5, (d) are held by the Badger Meter Officers' Voting Trust at March 1, 1999, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, Richard A. Meeusen, plus Messrs. Forbes and Dix. Messrs. Meeusen, Forbes and Dix disclaim beneficial ownership of shares other than those shares which have been personally deposited by or have been purchased by the respective co-trustees.

Item 7.    Material to be Filed as Exhibits

                  None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



------------------------------                    ------------------------------
              Date                                            Signature

                                                  Richard A. Meeusen, Trustee
                                                  ------------------------------
                                                  Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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